EXHIBIT 4
                          VIDESH SANCHAR NIGAM LIMITED
                          (A Govt. of India Enterprise)
            Videsh Sanchar Bhavan, M.G. Road, Fort, Mumbai - 400 001

                                                       PRESS RELEASE NO. 20/2001
                                                       MUMBAI, 17TH AUGUST, 2001

                     VSNL IMPLEMENTS ANTI-SPAM RESTRICTIONS

VSNL, the largest ISP in India, has taken certain steps towards blocking the SPAM AND UNSOLICITED COMMERCIAL EMAILS (UCE) from its servers.

An Electronic message is "SPAM" if;

1. The recipient's personal identity and context are irrelevant because the message is equally applicable to many other potential recipients.

2.   The  recipient  has  not  verifiably  granted  deliberate,   explicit,  and
     still-recoverable permission for it to be sent.

3. The transmission and reception of the message appears to the recipient to give a disproportionate benefit to the sender.

The first step in this direction is VSNL has blocked all outgoing mails from its servers, which do not have from address, as VSNL's email id. VSNL had earlier clarified that this restriction do not affect its dial up customers (unless he uses a third party mail solution); but is aimed at those Internet Leased Line/Dialup customers who unduly use VSNL's server to relay mails.

Explaining  the  restriction  further,   Shri  KP  Tiwari  officiating  Director
(Operations) said, "This restriction will have no affect on incoming and outgoing mails of VSNL customers. In fact this restriction will provide faster response time and less spam mails to the users." He further clarified that spam and UCE is spreading like cancer in Internet community. Although there is no cure for this, but the problem can be minimized to a larger extent by such restrictions. Apart from these VSNL has issued a stern warning to its customers that account may be terminated if they indulge in spamming.

The customers who have been affected by this restriction are those who have taken incoming mail facility from various domain name providers, but use VSNL's smtp servers for their outgoing mails with e-mail IDs of that domain name. VSNL construes this as misuse of its servers. Shri KP Tiwari explained "VSNL cannot allow relay of mails through its servers, which do not belong to it. The customers who have taken mail facility from any e-mail facility providers who have their own SMTP/WEB access facilities are not at all affected. The customers, whether on dialup or leased line, can continue to use email facility from email service providers like Hotmail, Indiatimes, Rediff yahoo, etc". To explain the issue further, there are three categories of customers:

     1) Customers who have only VSNL's email id and use VSNL's service to send and receive mail. This category of customers are not at all affected.

     2) Customers who have VSNL's dialup access, but use third party email address. The third party provides facility via HTTP/SMTP to send mail. For such customers they will simply have to use respective third parties services to send mails. These type of customers are also not affected by this restriction.

     3) Third category of customers is those who use VSNL's dial up/Internet-leased lines for Internet access and taken third party mail solutions. These third party solution providers do not provide facility to send mail. It is this category of customers who have been affected. Such customers have now two options. Either they insist on SMTP/HTTP facility from their service provider for sending mails. Alternatively they can subscribe to VSNL's V-MAIL service to send mails. This facility is available a competitive pricing.

This restriction may result in revenue loss but to a some extent, VSNL is ready to take this loss as a trade-off to provide better services to its customers. VSNL also emphasizes that it had never allowed its customers to relay non-vsnl domain mails (SMTP Service) through VSNL mail servers and the customers, who were so for relaying their mail through VSNL servers, were misusing the facility of VSNL. Due to this many unsolicited/harassing emails were sent by wrong email addresses, which were later on become very difficult to trace. In fact due to such nuisance from miscreants, VSNL's servers were blacklisted many times in the past. VSNL would also like to point to its obligation as an ISP under the newly promulgated Information Technology Act in this regard.

VSNL has notified on 23rd July that it had launched VMAIL services and requested all customers who had such requirement for relay, to subscribe to the services. The restriction was implemented only for those customers who have not subscribed to the facility. Thus VSNL gave about 15 days period for customers to either subscribe to VSNL's services or arrange for an alternative through their email service provider. VSNL has made arrangements to restore SMTP relay to such customers for maximum period of 15 days who give undertaking that they are considering subscribing to the services and need some time to study the VSNL's VMAIL service and to complete the commercial formalities.

                                                /S/ DR. GC BANIK
                                                (DR. GC BANIK)
                                                CHIEF GENERAL MANAGER (PR)

Copy forwarded to: The News Editor/Correspondents of various newspapers and news agencies/PIB/Doordarshan/AIR/Stock Exchange for kind coverage.